04026755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004)*;

B. The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003*;

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003*;

D. The half-year financial report for TABCORP for the half year ended December 31, 2003*;

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003)*;

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'*;

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'*; and

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.**

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* Previously furnished.

** Furnished herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

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* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Name: Peter Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________
Name: Peter Caillard
Title: Director/Company Secretary

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004)*;	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003*;	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003*;	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003*;	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003)*;	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update';*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'*; and	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	

* Previously furnished.

** Furnished herewith.

* Previously furnished.

** Furnished herewith.

Exhibit M

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

22 April 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
NOTICE OF DESPATCH

In accordance with item 8 of section 633(1) of the *Corporations Act 2001* (Cth), attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (a wholly owned subsidiary of TABCORP Holdings Limited), is a notice of despatch of takeover offers in relation to TABCORP Investments No.4 Pty Ltd's off-market bid for all of the ordinary shares in Tab Limited.

The attached has also been sent to Tab Limited today.

Peter Caillard

Peter Caillard
Company Secretary

Corporations Act 2001 **(Cth)**

Items 7 - 9 of Section 633(1)

Notice of Despatch

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) gives notice in accordance with items 7 - 9 of section 633(1) of the *Corporations Act 2001* (Cth) (the *Act*) that the bidder's statement dated 2 April 2004, which includes an offer dated 21 April 2004, in relation to its off-market bid for ordinary shares in Tab Limited (ABN 17 081 765 308) has been sent to each person who held securities in the bid class, and to each person who held securities convertible into securities in the bid class, as at the date set by TABCORP Investments No.4 Pty Ltd pursuant to section 633(2) of the Act, as required by item 6 of section 633(1) of the Act. The offers have been made on the terms set out in the bidder's statement dated 2 April 2004.

Dated 22 April 2004

Signed by Peter Caillard (a director of TABCORP Investments No.4 Pty Ltd)